[redacted]

OMB APPROVAL

OMB Number: 3235-0123

UNITEI
SECURITIES AND EX
Washington

06005468

SEC FILE NUMBER
8-066911

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2006
WASH. D.C. 199 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NIAGARA INTERNATIONAL CAPITAL LIMITED

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence (City) NY (state) 14031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Keefe CPA 716-580-1551
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group
(Name - if individual, state *last, first, middle name*)

8400 Sheridan Drive Suite 230 (Address) Williamsville (City) 14031 NY (state) Zip Code)

CHECK ONE:

|X| Certified Public Accountant
| | Public Accountant
| | Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Anthony Nanula swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited as of February 22, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

SHERRIE A. PIATEK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES AUGUST 14, 2007

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of
December 31, 2005
Together with
Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2005

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 21, 2006

To the Board of Directors of
Niagara International Capital Limited

We have audited the accompanying balance sheet of Niagara International Capital Limited (an S-Corporation) as of December 31, 2005, and the related statement of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2005, and the results of its operations, its cash flows and changes in shareholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio + Co., LLP

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER ◦ BUFFALO
PERRY ◦ GENEVA ◦
SYRACUSE

www.bonadio.com

NIAGARA INTERNATIONAL CAPITAL LIMITED

BALANCE SHEET
DECEMBER 31, 2005

	2005
ASSETS	
CURRENT ASSETS:	
Cash	$ 98,869
	$ 98,869
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable	3,760
Loans payable to affiliates	74,811
Total liabilities	78,571
Shareholder's equity:	
Common stock; no par value, 200 shares authorized, 4 shares issued and outstanding	5,000
Additional paid in capital	105,992
Accumulated deficit	(90,694)
Total shareholder's equity	20,298
	$ 98,869

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005
REVENUE	$ -
OPERATING EXPENSES:	
Salaries	61,504
Consulting fees	18,838
Membership and filing fees	3,000
Financial operations officer fees	2,900
Rent	1,760
Printing and reproduction	1,256
Email monitoring services	954
Licensing fees	80
Bank charges	77
Loss from operations	(90,369)
OTHER INCOME (EXPENSE):	
Interest income	1,257
Interest expense	(1,803)
Other income	321
Loss before income taxes	(90,594)
INCOME TAXES	(100)
NET LOSS	$ (90,694)

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock & Additional Paid in Capital	Accumulated Deficit	Total
BALANCE - December 31, 2004	$ -	$ -	$ -
Capital Contributions	110,992	-	110,992
Net loss	-	(90,694)	(90,694)
BALANCE - December 31, 2005	$ 110,992	$ (90,694)	$ 20,298

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005
CASH FLOWS FROM OPERATING ACTIVITES		
Net loss	$	(90,694)
Change in:		
Accounts payable		3,760
Total cash used for operating activities	$	(86,934)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loans from affiliates		74,811
Capital contributions		110,992
Net cash provided by financing activites		185,803
CHANGE IN CASH		98,869
CASH - beginning of year		-
CASH - end of year	$	98,869

The accompanying notes are an integral part of these statements.

1. THE COMPANY

Niagara International Capital Limited (the Company) was incorporated in December 2004, and is a member of the National Association of Securities Dealers (NASD). The Company provides retail and investment banking services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principals generally accepted in the United States.

Cash

The Company maintains cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respects to cash.

Revenue Recognition

Commission revenue will be recognized as the commissions are earned. Other service revenue will be recognized as services are rendered.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the Company's taxable income or loss is passed on to each individual shareholder for their respective share. A similar election has been made for New York State.

4. LOANS PAYABLE TO AFFILIATES

The Company has a $150,000 line of credit with an affiliated company. Amounts borrowed bear interest at the prime rate plus 2%. This facility is unsecured and due on demand. There was $63,638 outstanding at December 31, 2005. The shareholder's of the affiliate and the Company are the same.

The Company also has amounts due to other affiliate companies totaling $11,173 at December 31, 2005.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2005

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2005.

TOTAL ASSETS		$ 98,869
Less: Total liabilities		78,571
NET WORTH		20,298
Less: Non-allowable assets		-
NET CAPITAL		20,298
NET CAPITAL REQUIREMENTS		
6-2/3% of aggregate indebtedness	$ 5,238	
Minimum requirement	$ 5,000	
Greater of above		(5,238)
EXCESS NET CAPITAL		$ 15,060

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein does not materially differ from the unaudited net capital reported by the registrant.

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these statements.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 21, 2006

To the Board of Directors of
Niagara International Capital Limited

In planning and performing our audit of the financial statements of Niagara International Capital Limited for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER ◦ BUFFALO
PERRY ◦ GENEVA ◦
SYRACUSE

www.bonadio.com

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities or safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for it purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio + Co., LLP